SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  19 October 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Standard Form TR-1
Voting rights attached to shares- Article 12(1) of directive 2004/109/EC
Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC

FOR FILING PURPOSES ONLY IN ACCORDANCE WITH
REGULATION 22 OF THE TRANSPARENCY (DIRECTIVE 2004/109/EC) REGULATIONS 2007

1.         Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
            The Governor and Company of the Bank of Ireland (the "Bank")

2.         Reason for the notification (please tick the appropriate box or boxes):

            [X]     an acquisition or disposal of voting rights

            [ ]      an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

            [ ]      an event changing the breakdown of voting rights

3.         Full name of person(s) subject to the notification obligation:
            Hamblin Watsa Investment Counsel Ltd.

4.         Full name of shareholder(s) (if different from 3.):
            Wentworth Insurance Company Ltd.
            Odyssey Reinsurance Company
            nSpire Re Limited
            Fairfax (Barbados) International Corp.
            Zenith Insurance Company
            TIG Insurance Company
            Lombard General Insurance Company of Canada
            Newline Corporate Name Limited
            Advent Capital No.3 Limited
            Clearwater Insurance Company
            RiverStone Managing Agency Limited
            Fairfax Financial Holdings Limited Master Trust
            Falcon Insurance Company (Hong Kong) Ltd.

5.         Date of the transaction and date on which the threshold is crossed or reached:
            17 October 2011

6.         Date on which issuer notified;
            18 October 2011

7.         Threshold(s) that is/are crossed or reached:
            The voting rights controlled by Hamblin Watsa Investment Counsel Ltd. has reached
             9.32%, crossing the threshold of 3% and each 1% threshold up to and including 9%.

8.         Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary stock of €0.05 each (ISIN: IE0030606259)	Below 3%	Below 3%	Nil	Nil	2,807,463,858		9.32%

SUBTOTAL A (based on aggregate voting rights)	Below 3%	Below 3%	Nil	2,807,463,858		9.32%

B) Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Nil	Nil	Nil	Nil	Nil

		SUBTOTAL B (in relation to all expiration dates)	Nil	Nil

Total (A+B)	number of voting rights	% of voting rights
	2,807,463,858	9.32%

9.         Chain of controlled undertakings through which the voting rights and/or the financial instrumentsare effectively held, if applicable:
Hamblin Watsa Investment Counsel Ltd., a wholly owned subsidiary of Fairfax Financial Holdings Limited, acts as investment manager for each of Wentworth Insurance Company Ltd., Odyssey Reinsurance Company, nSpire Re Limited, Fairfax (Barbados) International Corp., Zenith Insurance Company, TIG Insurance Company, Lombard General Insurance Company of Canada, Newline Corporate Name Limited, Advent Capital No.3 Limited, Clearwater Insurance Company, RiverStone Managing Agency Limited, Fairfax Financial Holdings Limited Master Trust and Falcon Insurance Company (Hong Kong) Ltd. (the "Stockholders") and, pursuant to investment agreements with each of the Stockholders, has discretion over the voting rights attaching to the Ordinary Stock of the Bank owned by the Stockholders. Each of the Stockholders is a direct or indirect subsidiary of Fairfax Financial Holdings Limited.

10.       In case of proxy voting:[name of the proxy holder] will cease to hold [number] voting rights as of [date].
N/A

11.       Additional information:

On 25 July 2011, the Minister announced that negotiations had concluded with a group of investors who had committed to buy up to €1.123 billion of ordinary stock of the Bank from the National Pensions Reserve Fund Commission ("NPRFC").

The capital investment consisted of:

(a)       an initial purchase of ordinary stock of the Bank from the NPRFC following completion of the rights issue of the Bank, which completed on 2 August 2011  (the
            "Initial Transaction"); and

(b)       the purchase of further units of ordinary stock, following receipt of appropriate regulatory approvals (the "Conditional Transaction").

The Conditional Transaction completed on 17 October 2011, following receipt of appropriate regulatory approvals.

Bank of Ireland is making this notification on receipt of a notification from Hamblin Watsa Investment Counsel Ltd under the Transparency (Directive 2004/109/EC) Regulations 2007.

Done at Dublin on 19 October 2011

Contact: Helen Nolan, Group Secretary
Telephone +353 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  19 October 2011